Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)
The table below sets forth the calculation of Ratios of Earnings to Fixed Charges for the periods indicated.

	TEP (1)
	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
	(in thousands)
Earnings from continuing operations before fixed charges:
Pre-tax income from continuing operations before earnings from unconsolidated affiliates	$56,239	$203,379	$220,358	$194,413	$64,169	$12,971
Fixed charges	29,058	87,791	51,306	25,437	11,626	13,360
Amortization of capitalized interest	25	80	65	66	35	—
Distributed earnings from unconsolidated affiliates	52,064	237,192	54,449	3,096	1,280	—
less: Capitalized interest	(577)	(964)	(471)	(811)	(1,025)	(242)
Earnings from continuing operations before fixed charges	$136,809	$527,478	$325,707	$222,201	$76,085	$26,089
Fixed charges:
Interest expense, net of capitalized interest	27,169	79,167	37,189	14,226	7,648	11,264
Capitalized interest	577	964	471	811	1,025	242
Estimate of interest within rental expense (33.3%)	84	3,148	10,032	8,615	1,574	109
Amortization of debt costs	1,228	4,512	3,614	1,785	1,379	1,745
Total fixed charges	$29,058	$87,791	$51,306	$25,437	$11,626	$13,360
Ratio of earnings to fixed charges (2)	4.71	6.01	6.35	8.74	6.54	1.95

(1)
TEP closed the acquisition of Trailblazer on April 1, 2014, the acquisition of a controlling 33.3% membership interest in Pony Express effective September 1, 2014, and the acquisitions of Terminals and NatGas effective January 1, 2017. As these acquisitions were considered transactions between entities under common control, and changes in reporting entity, financial information presented subsequent to November 13, 2012 and prior to the respective acquisition dates has been recast to include Trailblazer, the initial 33.3% of Pony Express, and Terminals and NatGas. TEP closed the acquisitions of an additional 33.3% and 31.3% membership interests in Pony Express effective March 1, 2015 and January 1, 2016, respectively, which represent transactions between entities under common control and acquisitions of noncontrolling interests. As a result, financial information for periods prior to March 1, 2015 and January 1, 2016 has not been recast to reflect the additional 33.3% and 31.3% membership interests.

(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.

1